                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                                YES [_]    NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on April 9, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: April 9, 2008

                                          By: /s/ Yaron Levy
                                          ------------------
                                          Yaron Levy
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

               G. WILLI-FOOD ANTICIPATES 45% REVENUE INCREASE FOR
                 FIRST QUARTER 2008 OVER THE PRIOR YEAR'S PERIOD

YAVNE, ISRAEL - APRIL 9, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "Company" or "Willi-Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it expects to report an approximately
45% increase in revenues for the first quarter of fiscal 2008 over the prior year's period.

Mr. Zwi Williger, President and COO of Willi-Food commented, "Willi Food is excited to start the New Year on firm ground. The solid revenues achieved in the quarter were, in part, attributable to our healthy organic business, in addition to the strategic acquisitions whose revenues are now fully recognized in the quarter. We expect our gross profit and margins to have improved as compared to the latter half of fiscal 2007." Mr. Williger continued, "We monitor the operating environment closely and hope that it improves as the year progresses.
The addition of Shamir Salads and of the US import license acquired from our
Danish subsidiary are important components that will help bolster our revenue stream in the coming year. We remain optimistic and hope to provide an update with respect to our operating and financial conditions during our first fiscal quarter conference call which is expected to occur at the end of May."

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
600 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operated several subsidiaries: Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; Laish
Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide; Shamir Salads is a leading international distributor of pre-packaged Mediterranean foods. For more information, please visit the Company's website at www.willi-food.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995
relating to future events or our future performance, such as statements regarding trends, demand for our products and expected revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla
Foods, loss of one or more of our principal clients, increasing levels of competition in Israel and other markets in which we do business, increases in raw materials costs, including of raw dairy products, changes in economic conditions in Israel, including in particular economic conditions in the
Company's core markets, our inability to accurately predict consumption of our products and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for
the year ended December 31, 2006, filed with the Securities and Exchange
Commission. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.

We do not assume any obligation to update the forward-looking information contained in this press release.

COMPANY CONTACT:
G. WILLI FOOD INTERNATIONAL LTD.
Yaron Levy, CFO
+972(8)932-1000
yaron@willi-food.co.il

IR CONTACT:
THE GLOBAL CONSULTING GROUP
Christopher Chu
(646) 284-9426
cchu@hfgcg.com